Exhibit 99.1

Aurinia Announces Results of Annual General Meeting

VICTORIA, British Columbia--(BUSINESS WIRE)--June 9, 2016--Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (NASDAQ: AUPH / TSX: AUP) is pleased to announce that the six incumbent directors of the Company were re-elected at the Company’s annual general meeting held on June 8, 2016 (the “Meeting”).

Results of the vote by proxy for the election of directors are provided below:

Nominee	Votes For (%)	Votes Withheld (%)

Election of Directors
Richard Glickman	99.89%	0.11%
Charles Rowland Jr.	99.72%	0.28%
Benjamin Rovinski	99.89%	0.11%
David Jayne	99.89%	0.11%
Gregory Ayers	99.89%	0.11%
Hyuek Joon Lee	99.88%	0.12%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

About AURA

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (“MMF”) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire, 416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com